SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Occam Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67457P309
(CUSIP Number)

Ilex Partners, L.L.C. 650 Madison Avenue, 17th Floor, New York, New York 10022 (212)371-7300

Lattanzio Chen Management, L.L.C. 650 Madison Avenue, 17th Floor, New York, New York 10022 Attn: Herbert Chen (212)849-6609

Derek Sheeler Santa Monica, 6 Bis, Bd d'Italie, 98000 Monaco, Monaco +33 678 639 681

Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attn: Eleazer Klein (212)756-2376
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67457P309	SCHEDULE 13D	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Ilex Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,839,983
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,839,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,839,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 67457P309	SCHEDULE 13D	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Steinhardt Overseas Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,839,983
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,839,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,839,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 67457P309	SCHEDULE 13D	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Michael H. Steinhardt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,839,983
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,839,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,839,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON Herbert Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,500
	8	SHARED VOTING POWER 619,946
	9	SOLE DISPOSITIVE POWER 422,500
	10	SHARED DISPOSITIVE POWER 619,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 619,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON John Lattanzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 134,946
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 134,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 134,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON Lattanzio Chen Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 134,946
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 134,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 134,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 67457P309	SCHEDULE 13D	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON Lattanzio Chen Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 134,946
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 134,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 134,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 67457P309	SCHEDULE 13D	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON Chen Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 67457P309	SCHEDULE 13D	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON Derek Sheeler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,570
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 556,570
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 556,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 11 of 23 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.001 per share (the "Shares"), of Occam Networks, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6868 Cortona Drive, Santa Barbara, California 93117.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by

(i)	Ilex Partners, L.L.C., a Delaware limited liability company ("Ilex"), with respect to the Shares directly held by it;
(ii)	Steinhardt Overseas Management, L.P., a Delaware limited partnership ("SOM"), with respect to the Shares directly held by Ilex;
(iii)	Michael H. Steinhardt ("Mr. Steinhardt"), with respect to the Shares directly held by Ilex;
(iv)	Lattanzio Chen Partners, L.P., a Delaware limited partnership ("LCP"), with respect to the Shares directly held by it;
(v)	Lattanzio Chen Management, LLC, a Delaware limited liability company ("LCM"), with respect to the Shares directly held by LCP;
(vi)	Chen Capital Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Shares directly held by it;
(vii)	Herbert Chen ("Mr. Chen"), with respect to (x) the Shares directly held by him (y) the Shares directly held by LCP and (z) the Shares directly held by CCP;
(viii)	John Lattanzio ("Mr. Lattanzio"), with respect to the Shares directly held by LCP; and
(ix)	Derek Sheeler ("Mr. Sheeler"), with respect to the Shares directly held by him.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b)
(i)	The address of the business office of Ilex, SOM and Mr. Steinhardt is 650 Madison Avenue, 17th Floor, New York, New York 10022.
(ii)	The address of the business office of LCP, LCM, CCP, Mr. Chen and Mr. Lattanzio is 650 Madison Avenue, 17th Floor, New York, New York 10022.
(iii)	The address of the business office of Mr. Sheeler is Santa Monica, 6 Bis, Bd d'Italie, 98000 Monaco, Monaco.

(c) The principal business of SOM is to provide investment management services to private investment vehicles, including Ilex.  The principal business of Ilex is that of a private investment company engaging in the purchase and sale of investments for its own account.  The principal occupation of Mr. Steinhardt is investment management.  The principal business of LCM is to provide investment management services to private investment vehicles, including LCP.  The principal business of LCP and CCP is that of a private investment partnership engaging in the purchase and sale of investments for its own account.  The principal occupation of Mr. Chen and Mr. Lattanzio is investment management.  The principal occupation of Mr. Sheeler is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Ilex and LCM are limited liability companies organized under the laws of the State of Delaware.  SOM, LCP and CCP are limited partnerships organized under the laws of the State of Delaware.  Mr. Steinhardt, Mr. Chen, Mr. Lattanzio and Mr. Sheeler are citizens of the United States of America.

The Reporting Persons have executed a Joint Acquisition Statement, dated September 27, 2010, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares held by Ilex were acquired with the working capital of Ilex in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $6,644,000.

The Shares held by LCP were acquired with the working capital of LCP in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $750,000.

The Shares held by CCP were acquired with the working capital of CCP in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $400,000.

The Shares held by Mr. Chen were acquired with the personal funds of Mr. Chen in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $1,600,000.

The Shares held by Mr. Sheeler were acquired with the personal funds of Mr. Sheeler in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $2,052,000.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business.  The Reporting  Persons acquired the Shares because they believed the Shares when purchased were undervalued and represented an attractive investment opportunity.

CUSIP No. 67457P309	SCHEDULE 13D	Page 12 of 23 Pages

On September 16, 2010 the Issuer announced that it agreed to be acquired by Calix Inc. (the "Transaction").  On September 17, 2010, Mr. Steinhardt and Mr. Chen held a conference call with Bob Howard-Anderson, the chief executive officer of the Issuer, and Jeanne Seeley, chief financial officer of the Issuer, regarding the Transaction. In a letter sent September 27, 2010, to the Issuer and attached as Exhibit 2 (the "Letter"), Messrs. Steinhardt, Chen and Sheeler state their belief that the proposed Transaction is suboptimal for the Issuer's shareholders, that they are opposed to the Transaction as currently structured and ask that the board of directors of the Issuer move to open up the sales process and auction the Issuer to the highest bidder.  References to, and the description of, the Letter throughout this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Letter, filed as Exhibit 2 hereto, which is incorporated by reference herein.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the Transaction, the business, operations, management, board composition, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investment in the Issuer as each deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A.	Ilex Partners, L.L.C.
	(a)	As of the date hereof, Ilex may be deemed the beneficial owner of 2,839,983 Shares.

Percentage: Approximately 13.5% as of the date hereof.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon 21,058,093 Shares outstanding, which reflects the number of Shares outstanding, as of July 23, 2010, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended June 30, 2010.

	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,839,983
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 2,839,983
	(c)	The transactions in the Shares within the last sixty days by Ilex, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than Ilex is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

CUSIP No. 67457P309	SCHEDULE 13D	Page 13 of 23 Pages

B.	Steinhardt Overseas Management, L.P.
	(a)	As of the date hereof, SOM, as the managing member of Ilex, may be deemed the beneficial owner of 2,839,983 Shares held by Ilex.
Percentage: Approximately 13.5% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,839,983
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 2,839,983
	(c)	The transactions in the Shares within the last sixty days by Ilex, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than Ilex is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

C.	Michael H. Steinhardt
	(a)	As of the date hereof, Mr. Steinhardt, as the general partner of SOM, may be deemed the beneficial owner of the 2,839,983 Shares held by Ilex.
Percentage: Approximately 13.5% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,839,983
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 2,839,983
	(c)	The transactions in the Shares within the last sixty days by Ilex, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than Ilex is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

D.	Lattanzio Chen Partners, L.P.
	(a)	As of the date hereof, LCP may be deemed the beneficial owner of 134,946 Shares.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 134,946
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 134,946
	(c)	The transactions in the Shares within the last sixty days by LCP, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than LCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

CUSIP No. 67457P309	SCHEDULE 13D	Page 14 of 23 Pages

E.	Chen Capital Partners, L.P.
	(a)	As of the date hereof, CCP may be deemed the beneficial owner of 62,500 Shares.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 62,500
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 62,500
	(c)	The transactions in the Shares within the last sixty days by CCP, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than CCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

F.	Lattanzio Chen Management, LLC
	(a)	As of the date hereof, LCM, as the investment manager of LCP, may be deemed the beneficial owner of the 134,946 Shares held by LCP.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 134,946
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 134,946
	(c)	The transactions in the Shares within the last sixty days by LCP, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than LCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.
	(e)	Not applicable.

G.	Herbert Chen
(a)
As of the date hereof, Mr. Chen (i) may be deemed the beneficial owner of the 422,500 shares held by him, (ii) as general partner of CCP, may be deemed the beneficial owner of the 62,500 Shares held by CCP and (iii) as a managing member of LCM may be deemed the beneficial owner of the 134,946  Shares held by LCP, for a total of 619,946 Shares.

Percentage: Approximately 2.9% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 422,500
		(ii)	Shared power to vote or direct the vote: 619,946
		(iii)	Sole power to dispose or direct the disposition: 422,500
		(iv)	Shared power to dispose or direct the disposition: 619,946
(c)
The transactions in the Shares within the last sixty days by CCP, LCP and Mr. Chen, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

	(d)	No person other than CCP, LCP and Mr. Chen is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

H.	John Lattanzio
	(a)	As of the date hereof, Mr. Lattanzio, as a managing member of LCM may be deemed the beneficial owner of the 134,946 Shares held by LCP.
Percentage: Approximately 0.6% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 134,946
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 134,946
	(c)	The transactions in the Shares within the last sixty days by LCP, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.
	(d)	No person other than LCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

I.	Derek Sheeler
	(a)	As of the date hereof, Mr. Sheeler may be deemed the beneficial owner of 556,570 Shares.
Percentage: Approximately 2.6% as of the date hereof.
	(b)	(i)	Sole power to vote or direct the vote: 556,570
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 556,570
		(iv)	Shared power to dispose or direct the disposition: 0
(c)
The transactions in the Shares within the last sixty days by Mr. Sheeler, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

	(d)	No person other than Mr. Sheeler is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.
	(e)	Not applicable.

By virtue of the joint Letter discussed in Item 4, which is incorporated by reference herein, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own an aggregate of 4,016,499 Shares, constituting approximately 19.1% of the Shares outstanding. However, (i) Ilex, SOM and Mr. Steinhardt (collectively, the "Steinhardt Reporting Persons") expressly disclaim beneficial ownership of (x) the Shares beneficially owned by LCP, CCP, LCM, Mr. Chen and Mr. Lattanzio (the "LC Reporting Persons") and (y) the Shares beneficially owned by Mr. Sheeler; (ii) CCP, LCP, LCM, and Mr. Lattanzio expressly disclaim beneficial ownership of (x) the Shares beneficially owned by the Steinhardt Reporting Persons, (y) the Shares beneficially owned by Mr. Sheeler and (z) the Shares held by Mr. Chen, (iii) Mr. Sheeler expressly disclaims beneficial ownership of (x) the Shares beneficially owned by the Steinhardt Reporting Persons and (y) the Shares beneficially owned by the LC Reporting Persons and (iv) Mr. Chen expressly disclaims beneficial ownership of (x) the Shares beneficially owned by the Steinhardt Reporting Persons and (y) the Shares beneficially owned by Mr. Sheeler.

CUSIP No. 67457P309	SCHEDULE 13D	Page 15 of 23 Pages

The Steinhardt Reporting Persons are responsible for the completeness and accuracy of the information concerning the Steinhardt Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the LC Reporting Persons or Mr. Sheeler, except to the extent that the Steinhardt Reporting Persons know or have reason to believe that such information is inaccurate.

The LC Reporting Persons are responsible for the completeness and accuracy of the information concerning the LC Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the Steinhardt Reporting Persons or Mr. Sheeler, except to the extent that the LC Reporting Persons know or have reason to believe that such information is inaccurate.

Mr. Sheeler is responsible for the completeness and accuracy of the information concerning Mr. Sheeler contained herein, but is not responsible for the completeness or accuracy of the information concerning the LC Reporting Persons or the Steinhardt Reporting Persons, except to the extent that Mr. Sheeler knows or has reason to believe that such information is inaccurate.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Letter to the Issuer dated September 27, 2010.

CUSIP No. 67457P309	SCHEDULE 13D	Page 16 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2010

ILEX PARTNERS L.L.C.
By:	Steinhardt Overseas Management, L.P., its Managing Member

By:	/s/ Michael H. Steinhardt
Name:	Michael H. Steinhardt
Title:	General Partner

STEINHARDT OVERSEAS MANAGEMENT, L.P.

By:	/s/ Michael H. Steinhardt
Name:	Michael H. Steinhardt
Title:	General Partner

/s/ Michael H. Steinhardt
Michael H. Steinhardt

LATTANZIO CHEN PARTNERS, L.P.

By:	Lattanzio Chen Management, LLC, its investment manager

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	Managing Member

CHEN CAPITAL PARTNERS, L.P.

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	General Partner

LATTANZIO CHEN MANAGEMENT, LLC

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	Managing Member

CUSIP No. 67457P309	SCHEDULE 13D	Page 17 of 23 Pages

/s/ Herbert Chen
Herbert Chen

/s/ John Lattanzio
John Lattanzio

/s/ Derek Sheeler
Derek Sheeler

CUSIP No. 67457P309	SCHEDULE 13D	Page 18 of 23 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).  To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON:  LATTANZIO CHEN PARTNERS, L.P.
Lattanzio Chen GP, LLC serves as the general partner of Lattanzio Chen Partners, L.P.  The address of Lattanzio Chen GP, LLC is 650 Madison Avenue, 17th Floor, New York, New York 10022.  The principal business of Lattanzio Chen GP, LLC is to serve as the general partner of Lattanzio Chen Partners, L.P.  Lattanzio Chen GP, LLC is a limited liability company organized under the laws of the State of Delaware.  Mr. Chen and Mr. Lattanzio are the managing members of Lattanzio Chen GP, LLC.

CUSIP No. 67457P309	SCHEDULE 13D	Page 19 of 26 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

ILEX PARTNERS, L.L.C.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)

8/24/2010	25,000	4.7717
9/9/2010	35,000	4.4135
9/10/2010	10,000	4.5088
9/13/2010	1,095	4.4054

LATTANZIO CHEN PARTNERS, L.P.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
8/2/10	(360)	$6.23
8/2/10	5,700	$6.28
8/3/10	(19,350)	$6.46
8/3/10	2,000	$6.31
8/4/10	7,200	$6.76
8/5/10	10,000	$6.47
8/6/10	18,898	$6.29
8/9/10	(4,700)	$6.36
8/9/10	2,147	$6.42
8/10/10	1,300	$6.32
8/11/10	(12,911)	$5.80
8/11/10	(7,400)	$5.61
8/11/10	7,400	$5.87
8/12/10	(9,000)	$5.74
8/12/10	3,500	$5.72
8/12/10	24,219	$5.81
8/13/10	(5,000)	$5.38
8/13/10	10,800	$5.52
8/16/10	(2,600)	$5.72
8/16/10	2,301	$5.57
8/17/10	5,500	$5.69
8/18/10	(1,000)	$5.76
8/18/10	7,000	$5.73
8/19/10	3,900	$5.32
8/23/10	13,110	$5.06
8/24/10	(23,104)	$4.43
8/24/10	(13,378)	$4.44
8/24/10	13,300	$4.55
8/25/10	(15,600)	$4.65

CUSIP No. 67457P309	SCHEDULE 13D	Page 20 of 23 Pages

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
8/25/10	25,414	$4.73
8/26/10	(11,442)	$5.04
8/26/10	18,100	$5.00
8/27/10	(3,422)	$4.84
8/27/10	6,609	$4.91
8/30/10	(2,200)	$4.78
8/30/10	3,300	$4.94
9/1/10	4,000	$4.72
9/3/10	(4,903)	$4.74
9/7/10	(5,000)	$4.49
9/7/10	3,300	$4.60
9/8/10	(7,393)	$4.48
9/8/10	1,600	$4.53
9/9/10	(4,673)	$4.38
9/9/10	5,100	$4.45
9/10/10	(9,800)	$4.47
9/10/10	1,400	$4.54
9/13/10	(3,600)	$4.62
9/13/10	6,900	$4.59
9/14/10	(13,700)	$4.76
9/14/10	1,408	$4.73
9/15/10	(10,000)	$5.05

CHEN CAPITAL PARTNERS, L.P.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
8/2/10	5,000	$6.41
8/3/10	5,000	$6.70
8/4/10	2,000	$6.70
8/4/10	500	$6.70
8/9/10	2,500	$6.40
8/10/10	2,500	$6.30
8/10/10	(4,500)	$6.00
8/12/10	(2,500)	$5.70
8/12/10	2,000	$5.77
8/13/10	(2,500)	$5.41
8/13/10	(5,000)	$5.49
8/17/10	5,000	$5.59
8/20/10	(600)	$5.05
8/23/10	(7,500)	$5.02
8/23/10	(900)	$4.97
8/24/10	(5,000)	$4.57
8/24/10	(5,700)	$4.48
8/25/10	3,500	$4.53
8/25/10	(800)	$4.73

CUSIP No. 67457P309	SCHEDULE 13D	Page 21 of 23 Pages

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
8/26/10	3,000	$5.06
8/26/10	(2,200)	$4.94
8/26/10	3,000	$5.16
8/26/10	(2,000)	$4.84
8/27/10	2,200	$4.87
8/30/10	(1,000)	$4.76
8/31/10	1,700	$4.66
9/1/10	1,300	$4.87
9/1/10	1,000	$4.90
9/1/10	(4,500)	$4.67
9/2/10	(1,100)	$4.74
9/3/10	3,100	$4.78
9/7/10	(4,200)	$4.55
9/8/10	(1,760)	$4.45
9/8/10	(1,800)	$4.40
9/9/10	(2,740)	$4.36
9/13/10	1,000	$4.67
9/14/10	2,000	$4.83
9/15/10	4,000	$5.16
9/16/10	10,000	$7.20

Herbert Chen

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
8/2/10	5,000	$6.28
8/2/10	(5,000)	$6.21
8/2/10	500	$6.28
8/2/10	2,000	$6.28
8/3/10	5,000	$6.44
8/3/10	12,500	$6.62
8/4/10	5,000	$6.83
8/4/10	(5,000)	$6.70
8/4/10	2,700	$6.83
8/4/10	5,000	$6.75
8/5/10	(10,000)	$6.40
8/5/10	2,500	$6.44
8/6/10	(8,200)	$6.25
8/6/10	(2,500)	$6.20
8/9/10	2,500	$6.37
8/9/10	(2,500)	$6.34
8/9/10	2,500	$6.37
8/9/10	(5,000)	$4.44
8/10/10	(2,500)	$6.28
8/11/10	(10,000)	$5.70
8/11/10	(22,000)	$5.65

CUSIP No. 67457P309	SCHEDULE 13D	Page 22 of 23 Pages

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
8/12/10	7,500	$5.77
8/12/10	(6,000)	$5.71
8/12/10	(2,600)	$5.70
8/12/10	(5,000)	$5.75
8/13/10	(5,000)	$5.54
8/13/10	(2,400)	$5.41
8/13/10	(17,500)	$5.42
8/16/10	10,000	$5.74
8/16/10	3,500	$5.68
8/17/10	6,500	$5.66
8/17/10	2,500	$5.76
8/17/10	(12,500)	$5.56
8/18/10	2,500	$5.63
8/18/10	(2,600)	$5.61
8/18/10	2,000	$5.81
8/19/10	3,000	$5.30
8/19/10	(4,000)	$5.31
8/19/10	(18,400)	$5.31
8/20/10	(10,300)	$5.07
8/20/10	(4,000)	$5.01
8/23/10	(700)	$4.97
8/23/10	(10,000)	$5.02
8/24/10	2,500	$4.32
8/24/10	(11,400)	$4.45
8/24/10	(17,500)	$4.50
8/24/10	(8,500)	$4.57
8/25/10	3,600	$4.51
8/25/10	3,500	$4.83
8/26/10	15,000	$5.13
8/26/10	6,500	$5.03
8/26/10	(3,700)	$4.91
8/27/10	2,700	$4.87
8/27/10	(6,200)	$4.87
8/27/10	(8,500)	$4.82
8/30/10	900	$5.09
8/30/10	(2,500)	$4.75
8/30/10	(3,400)	$4.82
8/31/10	5,000	$4.66
8/31/10	(10,000)	$4.69
9/1/10	3,000	$4.77
9/1/10	(2,500)	$4.65
9/1/10	(1,000)	$4.68
9/1/10	(2,500)	$4.69
9/2/10	(3,700)	$4.77
9/3/10	4,700	$4.78
9/7/10	2,500	$4.56
9/7/10	(6,000)	$4.56

CUSIP No. 67457P309	SCHEDULE 13D	Page 23 of 23 Pages

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
9/8/10	(2,000)	$4.40
9/8/10	(2,500)	$4.49
9/10/10	2,500	$4.45
9/13/10	10,000	$4.61
9/13/10	(5,000)	$4.56
9/14/10	5,000	$4.90
9/15/10	20,000	$5.15
9/15/10	(1,000)	$5.28
9/16/10	65,000	$7.22

Derek Sheeler

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
9/14/2010	25,000	4.80
9/14/2010	8,424	4.80
9/14/2010	25,000	4.85
9/14/2010	25,000	4.877
9/15/2010	2,500	5.288
9/15/2010	2,500	5.195
9/15/2010	5,000	5.221
9/15/2010	1,000	5.121
9/15/2010	2,300	5.27
9/15/2010	3,000	5.127
9/16/2010	(1,000)	7.24
9/16/2010	(999)	7.26
9/16/2010	(950)	7.24
9/16/2010	(1,051)	7.24
9/16/2010	(1,500)	7.33

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  September 27, 2010

ILEX PARTNERS L.L.C.
By:	Steinhardt Overseas Management, L.P., its Managing Member

By:	/s/ Michael H. Steinhardt
Name:	Michael H. Steinhardt
Title:	General Partner

STEINHARDT OVERSEAS MANAGEMENT, L.P.

By:	/s/ Michael H. Steinhardt
Name:	Michael H. Steinhardt
Title:	General Partner

/s/ Michael H. Steinhardt
Michael H. Steinhardt

LATTANZIO CHEN PARTNERS, L.P.

By:	Lattanzio Chen Management, LLC, its investment manager

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	Managing Member

CHEN CAPITAL PARTNERS, L.P.

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	General Partner

LATTANZIO CHEN MANAGEMENT, LLC

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	Managing Member

/s/ Herbert Chen
Herbert Chen

/s/ John Lattanzio
John Lattanzio

/s/ Derek Sheeler
Derek Sheeler